Form U-13-60

Mutual and Subsidiary Service Companies*

Revised February 7, 1980

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2000 and Ending December 31, 2000

TO THE

U.S. SECURITIES AND EXCHANGE

COMMISSION

OF

Allegheny Ventures, Inc.

A Nonutility Subsidiary*

Date of Incorporation: August 18, 1994.

If not incorporated, Date of Organization: not applicable.

State or Sovereign Power under which Incorporated or Organized: Delaware.

Location of Principal Executive Offices of Reporting Company:

10435 Downsville Pike, Hagerstown, MD.

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Thomas J. Kloc, Controller

Allegheny Ventures, Inc.

10435 Downsville Pike

Hagerstown, MD 21740-1766.

Name of Principal Holding Company Whose Subsidiaries are served* by Reporting Company:

Allegheny Energy, Inc.

SEC 1926 (6-82)

*Note that this report is being used for a nonutility subsidiary of such Holding Company.

1

INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. Number of copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period covered by report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93, to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. Money amounts displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars, or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X '210.3-01(b).

6. Deficits displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, '210.3-01(c)).

7. Major amendments or corrections. Any company desiring to amend or correct a major omission or error in a report after is has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the Company.

8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual statement of compensation for use of capital billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

		2
LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
Description of Schedules and Accounts:	Schedule or Account No.:	Page: No.:

COMPARATIVE BALANCE SHEET	Schedule I	4-5

Property	Schedule II	6-7
Accumulated Provision for Depreciation and Amortization of Property	Schedule III	8
Investments	Schedule IV	9
Accounts Receivable from Associate Companies	Schedule V	10
Fuel Stock Expenses Undistributed	Schedule VI	11
Stores Expenses Undistributed	Schedule VII	12
Miscellaneous Current and Accrued Assets	Schedule VIII	13
Miscellaneous Deferred Debits	Schedule IX	14
Research, Development, or Demonstration Expenditures	Schedule X	15
Proprietary Capital	Schedule XI	16
Long-term Debt	Schedule XII	17
Current and Accrued Liabilities	Schedule XIII	18
Notes to Financial Statements	Schedule XIV	19

COMPARATIVE INCOME STATEMENT	Schedule XV	20

Analysis of Billing, Associate Companies	Account 457	21
Analysis of Billing, Nonassociate Companies	Account 458	22
Analysis of Charges for Service, Associate and Nonassociate Companies	Schedule XVI	23
Schedule of Expense by Department or Service Function	Schedule XVII	24-25
Departmental Analysis of Salaries	Account 920	26
Outside Services Employed	Account 923	27
Employee Pensions and Benefits	Account 926	28
General Advertising Expenses	Account 930.1	29
Miscellaneous General Expenses	Account 930.2	30
Rents	Account 931	31
Taxes Other Than Income Taxes	Account 408	32
Donations	Account 426.1	33
Other Deductions	Account 426.5	34
Notes to Statement of Income	Schedule XVIII	35

3
LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements:	Page No.:

Organizational Chart	36

Methods of Allocation	37

Annual Statement of Compensation for Use of Capital Billed	38

			4
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE I - COMPARATIVE BALANCE SHEET
Give balance sheet of the Company as of December 31 of the current and prior year.

Account	Assets and Other Debits	Current	Prior

	Property
101	Utility property (Schedule II)	0	0
107	Construction work in progress	0	0
	(Schedule II)
121	Non Utility Property (Schedule II)	25,341,254	11,711,062
	Total Property	25,341,254	11,711,062
108	Less Accumulated provision for
	depreciation and amortization of
	utility property (Schedule III)	0	0
122	Less Accumulated provision for
	depreciation and amortization of
	non-utility property (Schedule III)	1,039,779	630,641
	Net Property	24,301,475	11,080,421

	Investments
114	Investments in associate companies	1,151,593	1,181,121
123	Investments in associate companies
	(Schedule IV)	21,961,630	15,251,801
124	Other investments (Schedule IV)	2,306,642	0
	Total Investments	25,419,865	16,432,922

	Current and Accrued Assets
131	Cash	2,321,581	3,533,773
134	Special deposits	0	0
135	Working funds	0	0
136	Temporary cash investments
	(Schedule IV)	100,000	0
141	Notes receivable	0	0
142	Customer accounts receivable	7,193,753	3,935,643
143	Accounts receivable	3,309,760	2,468,632
144	Accumulated provision for
	uncollectible accounts	(2,093,696)	(2,093,696)
146	Accounts receivable from associate
	companies (Schedule V)	321,245	963,796
151	Fuel stock	0	0
152	Fuel stock expenses undistributed
	(Schedule VI)	0	0
154	Material and supplies	199,638	419,663
163	Stores expense undistributed
	(Schedule VII)	0	0
165	Prepayments	2,207,987	1,133,374
171	Interest receivable	373	51,972
174	Miscellaneous current and accrued
	assets (Schedule VIII)	15,000	0
	Total Current and Accrued Assets	13,575,641	10,413,157

	Deferred Debits
181	Unamortized debt expense	0	0
183	Preliminary Survey & Investigation
	Charges	0	0
184	Clearing accounts	0	0
186	Miscellaneous deferred debits	258,935	3,046,504
	(Schedule IX)
188	Research, development, or demonstration
	expenditures (Schedule X)	0	0
190	Accumulated deferred income taxes	536,090	0
	Total Deferred Debits	795,025	3,046,504

	Total Assets and Other Debits	64,092,006	40,973,004

			5
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE I - COMPARATIVE BALANCE SHEET, CONTINUED

Account	Liabilities and Proprietary Capital	Current	Prior

	Proprietary Capital
201	Common stock issued (Schedule XI)	1,000	1,000
211	Miscellaneous paid-in capital (Schedule XI)	94,768,456	77,346,841
215	Appropriated retained earnings (Schedule XI)	0	0
216	Unappropriated retained earnings
	(Schedule XI)	(36,028,341)	(38,230,232)
	Total Proprietary Capital	58,741,115	39,117,609

	Long-term Debt
223	Advances from associate
	companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized premium on long-term debt	0	0
226	Unamortized discount on long-term
	debt (debit)	0	0
	Total Long-term Debt	0	0

	Current and Accrued Liabilities
231	Notes payable	0	0
232	Accounts payable	1,476,398	147,057
233	Notes payable to associate
	companies (Schedule XIII)	0	0
234	Accounts payable to associate
	companies (Schedule XIII)	1,255,953	385,711
235	Customer Deposits	576,246	0
236	Taxes accrued	1,917,087	950,838
237	Interest accrued	0	0
238	Dividends declared	0	0
241	Tax collections payable	0	0
242	Miscellaneous current and accrued
	liabilities (Schedule XIII)	119,141	0
	Total Current and Accrued Liabilities	5,344,825	1,483,606

	Deferred Credits
253	Other deferred credits	6,066	625
255	Accumulated deferred investment tax credits	0	0
283	Accumulated deferred income taxes	0	371,164
	Total Deferred Debits	6,066	371,789

	Total Liabilities and Proprietary Capital	64,092,006	40,973,004

						6
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE II - PROPERTY

		Balance at		Retirements	Other	Balance at
		Beginning		or	Changes	Close
Account	Description	of Year	Additions	Sales	(1)	of Year

301	Organization	0				0

303	Miscellaneous
	intangible plant	0				0

304	Land and land
	rights	501,896				501,896

305	Structures and
	improvements	0				0

306	Leasehold
	improvements	0	75,568			75,568

307	Equipment (2)	450,602	77,874			528,476

308	Office furniture
	and equipment	0	182,979			182,979

309	Automobiles, other
	vehicles and
	related garage
	equipment	0	42,383	0		42,383

310	Aircraft and
	airport equipment	0				0

311	Other property (3)	10,758,564	17,976,071		(4,724,683)	24,009,952

	Subtotal	11,711,062	18,354,875	0	(4,724,683)	25,341,254

107	Construction work
	in progress (4)	0				0

	Total	11,711,062	18,354,875	0	(4,724,683)	25,341,254

(1)	Provide an explanation of those changes considered material:
	Contribution of fiber optic routes to America's Fiber Network, LLC in return for 17.19%
	equity ownership in the LLC.

				7
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE II - CONTINUED

(2)	Subaccounts are required for each class of equipment owned. The
	company shall provide a listing by subaccount of equipment additions
	during the year and the balance at the close of the year:

				Balance
				at Close
	Subaccount	Subaccount Description	Additions	of Year

	121	Non Utility Property	77,874	528,476

	Additional subaccount detail not available.

	Total		77,874	528,476

(3)	Describe other property:			Balance
				at Close
	Other property consists of:		Additions	of Year

	121	Telecommunications Projects (ACC)	17,976,071	24,009,952

			17,976,071	24,009,952

(4)	Describe construction work in progress:

	Not applicable.

						8
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE III - ACCUMULATED PROVISION FOR
DEPRECIATION AND AMORTIZATION OF PROPERTY

		Balance at	Additions		Other	Balance at
		Beginning	to		Changes	Close
Account	Description	of Year	Acct 403 / 404	Retirements	(1)	of Year

301	Organization

303	Miscellaneous
	intangible plant

304	Land and land
	rights

305	Structures and
	improvements

306	Leasehold
	improvements	0	0		216	216

307	Equipment	123,050	0	0	1,928	124,978

308	Office furniture
	and equipment	0	61,525		1,764	63,289

309	Automobiles, other
	vehicles and
	related garage
	equipment	0			2,100	2,100

310	Aircraft and
	airport equipment

311	Other property	507,591	973,410		(631,805)	849,196

	Total	630,641	1,034,935	0	(625,797)	1,039,779

(1)	Provide an explanation of those changes considered material:
	Contribution of fiber optic routes to America's Fiber Network, LLC in return for 17.19%
	equity ownership in the LLC.

9
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE IV - INVESTMENTS

Instructions: Complete the following schedule concerning investments.
Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc. Under Account 136, "Temporary Cash Investments",
list each investment separately.

Balance at	Balance at
Beginning	Close
Description	of Year	of Year

Account	123	-	Investment in Associate Companies
EnviroTech Investment Fund I, L.P., net	3,043,832	7,054,866
A 9.9% interest in a limited partnership to acquire
securities of companies with a primary emphasis on
investments in energy.
Latin American Energy and Electricity Fund I, L.P.	4,197,539	4,134,453
A 8.5% interest in a limited partnership to invest in
entities involved in new or existing electric power
projects in Latin America and the Caribbean.
APS Cogenex, L.L.C.	971,618	684,481
A 50% joint venture with EUA Cogenex Corporation
formed to engage in demand-side management business
activities.
FondElec General Partner, L.P.	21,581	20,843
A 4.145% interest in a limited partnership organized for
the purpose of acting as the general partner of the Latin
American Energy and Electricity Fund I, L.P.
Allegheny Hyperion Telecommunications, L.L.C.	3,948,231	0
A 50% joint venture with Hyperion Telecommunications of
Pennsylvania, Inc., formed to construct and operate fiber
optic telecommunications facilities.
GENOSys Technology Management, Inc.	3,069,000	1,534,500
A 4.95% interest in a network services company that
provides technology management solutions.
AFN Communications, LLC	0	4,702,982
A 17.19% interest in a facilities-based network service
provider that supplies high-capacity broadband access
to primary, secondary and tertiary markets.
Odyssey Communications	0	349,158
A 40% interest in a company offering a complete range
of fiber optic construction and professional services.
Enporion	0	2,980,347
A 3% interest in a new energy industry procurement
exchange that provides member companies a means
of decreasing costs by aggregating purchases, on-line
via the internet.
Utility Assoc. Investment	0	500,000
A 10% interest in an emerging software development
company that specializes in creating integrated mobile
computing solutions for the utility industry.

Account	124	-	Other Investments
ABS, Inc.	0	2,306,642
Investment in common stock of Adelphia Business
Solutions, Inc.

Account	136	-	Temporary Cash Investments
AYP Energy	0	100,000

Total	15,251,801	24,368,272

			10
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Instructions: Complete the following schedule listing accounts receivable from each associate company. Where the company has provided
accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

		Balance at	Balance at
		Beginning	Close
Description		of Year	of Year

Account	146- Accounts Receivable from Associate Companies

General Invoices between AE, Inc subsidiaries		963,796	321,245

Total		963,796	321,245

Analysis of Convenience or Accommodation Payments

Not applicable.

11
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

Instructions: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed
"Summary" listed below give an overall report of the fuel functions performed by the company.

Description		Labor	Expenses	Total

Account	152 - Fuel Stock Expenses Undistributed

Not applicable.

Account	151 - Fuel Stock

Not applicable.

	Total	0	0	0

			12
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

Instructions: Report the amount of labor and expenses associated with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Labor	Expenses	Total

Account	163 - Stores Expense Undistributed

Not applicable.

Total	0	0	0

			13
Annual Report of Allegheny Ventures, Inc.

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

		Balance at	Balance at
		Beginning	Close
Description		of Year	of Year

Account	174 - Miscellaneous Current and Accrued Assets

	WVA Unexpensed Property Taxes	0	15,000

	Total	0	15,000

			14
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

		Balance at	Balance at
		Beginning	Close
Description		of Year	of Year

Account	186 - Miscellaneous Deferred Debits

	Allegheny Hyperion Communications Capital	5,509,037	0
	Lease Payments Receivable

	Allegheny Hyperion Communications Capital	(2,465,533)	0
	Lease Interest

	Point of Rocks Activities	3,000	7,026

	Appalachian Heating Receivable	0	120,409

	Leasing Technologies International, Inc.	0	131,500
	Ventures Acquisition

	Total	3,046,504	258,935

		15
Annual Report of Allegheny Ventures, Inc.

SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

	Instructions: Provide a description of each material research,
	development or demonstration project which incurred costs by
	the company during the year.

Description		Amount

Account	188 - Research, Development, or Demonstration
	Expenditures

	Not applicable.

	Total	0

					16
Annual Report of Allegheny Ventures, Inc.
	AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE XI - PROPRIETARY CAPITAL

		Number of	Par / Stated	Outstanding Shares
		Shares	Value	At Close of Period
Account	Class of Stock	Authorized	Per Share	Number	Amount

201	Common Stock Issued	1,000	$10	100	$1,000

Instructions: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

Account	Description				Amount

211	Miscellaneous Paid-in Capital*				94,768,456
215	Appropriated Retained Earnings				0

	Total				94,768,456

* Allegheny Ventures is funded in the form of capital contributions from the holding company, Allegheny Energy, Inc.

Instructions: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

		Balance at	Net		Balance at
		Beginning	Income	Dividends	Close
Account	Description	of Year	(Loss)	Paid	of Year

216	Unappropriated Retained
	Earnings (Deficit)	(38,230,232)	2,201,891	0	(36,028,341)

	Total	(38,230,232)	2,201,891	0	(36,028,341)

	Net Income is a result of non-utility operations.

								17
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE XII - LONG-TERM DEBT

	Instructions: Advances from associate companies should be reported separately for
	advances on notes, and advances on open account. Names of associate companies
	from which advances were received shall be shown under the class and series
	of obligation column. For Account 224, "Other Long-Term Debt", provide the
	the name of the creditor company or organization, terms of the obligation, date
	of maturity, interest rate, and the amount authorized and outstanding.

	Terms,	Date			Balance at			Balance at
	Class, &	of	Interest	Amount	Beginning		(1)	Close
Name of Creditor	Series	Maturity	Rate	Authorized	of Year	Additions	Deductions	of Year

223 - Advances from associate
companies:

None

224 - Other long-term debt:

None

Total				0	0	0	0	0

(1) Give an explanation of deductions.:

			18
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

	Instructions: Provide balance of notes and accounts payable to each
	associate company. Give description and amount of miscellaneous
	current and accrued liabilities. Items less then $10,000 may be
	grouped, showing the number of items in each group.

		Balance at	Balance at
		Beginning	Close
Description		of Year	of Year

Account	233 - Notes Payable to Associate Companies

	Not applicable.

	Total	0	0

Account	234 - Accounts Payable to Associate Companies

	Allegheny Power Service Corporation	366,662	1,271,866
	West Penn Power Company	16,156	(5,012)
	The Potomac Edison Company	1,009	(2,617)
	Monongahela Power Company	934	(8,953)
	AYP Affiliates	0	0
	Allegheny Energy, Inc.	464	612
	Allegheny Energy Units 1&2	0	56
	Allegheny Energy Supply Company	487	1

	Total	385,712	1,255,953

Account	242 - Miscellaneous Current and Accrued Liabilities

	Misc. Accrued Liabilities	0	119,141

	Total	0	119,141

19
ANNUAL REPORT OF ALLEGHENY VENTURES, INC. AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000
SCHEDULE XIV NOTES TO FINANCIAL STATEMENTS

Instructions: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated by reference.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allegheny Ventures, Inc. is an unregulated company that develops and operates telecommunications and energy-related businesses through its subsidiaries. The Company is a wholly-owned subsidiary of Allegheny Energy, Inc. Allegheny Energy, Inc. is a diversified utility holding company, which owns, directly and indirectly, various regulated and non-regulated subsidiaries.

On December 29, 2000 Allegheny Ventures, Inc. signed an agreement to acquire Leasing Technologies International, Inc.(LTI), a financial services firm that specializes in equipment financing solutions for emerging growth companies. Allegheny Ventures will acquire LTI for $26 million. In addition, LTI's leadership and employee shareholders could receive additional shares of Allegheny Energy common stock over the next three years if LTI reached or exceeds earnings targets. The stock-for-stock transaction will be accounted for under the purchase method of accounting. The transaction is expected to close in the second quarter of 2001, subject to SEC approval.

Allegheny Communications Connect, Inc. (ACC) announced in March 2000 that it, along with five other energy and telecommunications companies and a consulting partner, were creating AFN Communications, LLC (AFN), a super-regional high-speed telecommunications company. The network initially offered more than 7,700 route miles, or 140,000 fiber miles, connecting major markets in the eastern United States to secondary markets with a growing need for broadband access. The initial footprint of fiber in AFN positions it to reach areas responsible for roughly 35 percent of the national wholesale communications capacity market.

AFN expects to expand its network from the current 7,700 route miles to 10,000 route miles or 200,000 fiber miles by the end of 2002. AFN will reach this capacity by adding partners with existing fiber, installing fiber in areas of opportunity, and acquiring existing fiber from others or contracting long-term lease agreements for existing fiber.

ACC received a 17 percent interest in AFN by contributing 339 miles of lit fiber, including revenue from capacity contracts related to these routes, and 761 miles of committed dark fiber. Other members include AEP Fiber Venture, LLC, a subsidiary of American Electric Power; GPU Telcom Services, Inc., a subsidiary of GPU, Inc.; Fiber Venture Equity, Inc., a subsidiary of FirstEnergy Corporation; CFW Network, Inc.; R&B Network, Inc.; and A.T. Kearney, Inc.

On May 15, 2000, one of the Company's unregulated subsidiaries, Allegheny Energy Solutions, Inc. (Allegheny Energy Solutions) announced the formation of a strategic alliance with Capstone Turbine Corporation (Capstone). Capstone manufactures commercial, ultra-low emission microturbine power systems. The alliance will help position Allegheny Energy Solutions as a local and national solutions provider for distributed generation services.

On December 7, 2000, Allegheny Energy Solutions added Siemens Solar Industries, L.P., to its portfolio of suppliers for distributed generation products. Through its agreement with Siemens Solar Industries, Allegheny Energy Solutions will provide its customers with a comprehensive offering of solar electric solutions called earthsafe.™

The Company has investments in two limited partnerships, EnviroTech Investment Fund I,L.P., which invests in emerging electrotechnologies that promote the efficient use of electricity and improve the environment; and the Latin American Energy and Electricity Fund I,L.P., which invests in and develops electric opportunities in Latin America and the Caribbean.

Significant accounting policies of the Company are summarized below.

Consolidation

Allegheny Ventures, Inc. owns all of the outstanding common stock of its subsidiaries, AYP Energy, ACC, and Allegheny Energy Solutions. The consolidated financial statements shown herein include all the accounts of the Company and its subsidiary companies after elimination of intercompany transactions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures of contingencies during the reporting period, which in the normal course of business are subsequently adjusted to actual results.

Revenues

Revenues for the Company are recorded in the same period in which the related electric services are provided to customers. Revenues from other unregulated activities are recorded in the period that products or services are delivered and accepted by customers.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Provisions for depreciation are determined on a straight-line method based on estimated service lives of depreciable properties. The cost of maintenance and of certain replacements of property, plant, and equipment is charged to operating expenses.

Accounting for Investments

Investments in two limited partnerships are accounted for under the equity method. That is, the initial investment is recorded at cost, then the carrying amount is adjusted to recognize the Company's share of post-acquisition earnings or losses of the investee.

Income Taxes

The Company joins with its Parent and affiliates in filing a consolidated federal income tax return. The consolidated tax liability is allocated among the participants generally in proportion to the taxable income of each participant, except that no subsidiary pays tax in excess of its separate return tax liability.

Financial accounting income before income taxes differs from taxable income principally because certain income and deductions for tax purposes are recorded in the financial income statement in another period. Differences between income tax expense computed on the basis of financial accounting income and taxes payable based on taxable income are deferred. Deferred tax assets and liabilities represent the tax effect of temporary differences between the financial statement and tax basis of assets and liabilities computed utilizing the most current tax rates.

Allocated Charges

The Company has no employees. The Company also incurs expenses which include its proportionate share of salaries, wages, and employee benefits related to services provided by Allegheny Energy Service Corporation. Employee benefits include the expenses of a noncontributory defined benefit pension plan and partially contributory medical and life insurance plans.

NOTE B: COMMITMENTS AND CONTINGENCIES

Construction Program

The Company has entered into commitments for its construction programs, for which expenditures are estimated to be $50.7 million for 2001 and $55.0 million for 2002.

Environmental Matters and Litigation

System companies are subject to various laws, regulations, and uncertainties as to environmental matters. Compliance may require them to incur substantial additional costs to modify or replace existing and proposed equipment and facilities, and may affect adversely the cost of future operations.

			20
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME
	Give income statement of the Company for the current and prior years ending
	ending December 31.

Account		Current	Prior

	Income
440-447	Sales	0	102,789,852
450-456	Other operating revenues	15,882,309	6,689,731
457	Services rendered to associate companies	0	0
458	Services rendered to nonassociate
	companies	6,742,638	877,333
417-421	Miscellaneous income or loss	953,666	173,928
	Total Income	23,578,613	110,530,844

	Expense
	Power Costs:
501	Fuel	0	20,376,508
555	Purchased Power	0	54,637,129
500-514	Other	0	4,440,523
556-598	Transmission & Distribution	666	745,293
903	Cashiering	311	77,948
904	Uncollectibles	27,721	2,071,804
908-910	Other Customer Service	0	82,808
912	Selling Activities Expense	102,373	211,659
913	Sales Advertising	63,503	72
920	Salaries and wages	2,413,720	1,588,070
921	Office supplies and expenses	5,768,296	2,745,424
922	Administrative expense transferred - credit	0	0
923	Outside services employed	8,365,065	2,626,913
924	Property insurance	249,399	104,384
925	Injuries and damages	9,636	23,986
926	Employee pensions and benefits	473,194	545,640
928	Regulatory commission expense	0	110,000
930.1	General advertising expense	0	1,490
930.2	Miscellaneous general expenses	193,500	235,724
931	Rents	490,256	333,623
935	Maintenance of structures and equipment	5,600	3,348
403 - 404	Depreciation and amortization expense	1,034,935	5,886,712
408	Taxes other than income taxes	507,925	5,061,917
409	Income taxes	2,311,377	(3,510,067)
410	Provision for deferred income taxes	435,912	3,946,710
411	Provision for deferred income taxes - credit	(1,343,166)	0
411.5	Investment tax credit	0	0
426.1	Donations	0	0
426	Other deductions	2,198	5,291
427	Interest on long-term debt	0	8,250,275
428	Amortization on Medium-term notes	0	16,317
430	Interest on debt to associate companies	0	0
431	Other interest expense	264,301	30,153
	Total Expense	21,376,722	110,649,654

	Net Income or (Loss)	2,201,891	(118,810)

21
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

ANALYSIS OF BILLING
ASSOCIATE COMPANIES - ACCOUNT 457

	Direct	Indirect	Comp.	Total
	Costs	Costs	for Use	Amount
Name of Associate Company	Charged	Charged	of Capital	Billed

Not applicable.

Total	0	0	0	0

						22
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

ANALYSIS OF BILLING NONASSOCIATE COMPANIES
ACCOUNT 458

	Direct	Indirect	Comp.		Excess	Total
	Cost	Cost	for Use	Total	or	Amount
Name of Nonassociate Company	Charged	Charged	of Capital	Cost	Deficiency	Billed
	(458.1)	(458.2)	(458.3)		(458.4)

Beckwith Power System	12,000			12,000		12,000
Finders Fee
Butler Area School District	295			295		295
Replace Relays
Capstone Microturbines	445			445		445
Sale of 55 Gallons Glycol
Carbide/Graphite Group, Inc.	5,350			5,350		5,350
Sale of Backup Generator
Citizens National Bank	10,921			10,921		10,921
Generator Rental
Consolidation Coal Co.	70,600			70,600		70,600
Engineering Services
Crown America Properties LP	2,567			2,567		2,567
Electrical Preventive Service
HADCO	16,962			16,962		16,962
Sale of Poles & Light Fix.
Jeannette Munic. Authority	124			124		124
Energy Savings Reading
S. Miss. Elec. Power Assoc.	6,618,525			6,618,525		6,618,525
Sale of Turbines
West Penn Power Co.	4,850			4,850		4,850
Replace Batteries

Total	6,742,638	0	0	6,742,638	0	6,742,638

Instructions: Provide a brief description of the services rendered to each nonassociate company.

23
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES

		Associate Co. Charges			Nonassociate Co. Charges			Total Charges for Service
		Direct	Indirect		Direct	Indirect		Direct	Indirect
	Description of Items	Cost	Cost	Total	Cost	Cost	Total	Cost	Cost	Total

920	Salaries and wages
921	Office supplies and expense
922	Admin expense transferred - cr
923	Outside services employed				This type of breakdown is
924	Property insurance				not available for
925	Injuries and damages				competitive job billings.
926	Employee pensions and benefits
928	Regulatory commission expense
930.1	General advertising expenses
930.2	Miscellaneous general expenses
931	Rents
935	Maint of structures and equip
403	Depreciation and amortiz exp
408	Taxes other than income taxes
409	Income taxes
410	Prov for def income taxes
411	Prov for def income taxes - cr
411.5	Investment tax credit
426.1	Donations
426	Other deductions
427	Interest on long-term debt
431	Other interest expense
	Total expenses	0	0	0	0	0	0	0	0	0
Comp for use of equity capital
430	Int on debt to assoc companies
	Total cost of service	0	0	0	0	0	0	0	0	0

Instructions: Total cost of service will equal for assocate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

24
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE XVII - EXPENSE DISTRIBUTION BY
DEPARTMENT OR SERVICE FUNCTION

Department or Service Function
		Total	Over-
	Description of Items	Amount	head

920	Salaries and wages
921	Office supplies and expense
922	Admin expense transferred - credit
923	Outside services employed			This type of breakdown is
924	Property insurance			not applicable.
925	Injuries and damages
926	Employee pensions and benefits
928	Regulatory commission expense
930.1	General advertising expenses
930.2	Miscellaneous general expenses
931	Rents
935	Maint of structures and equipment
403	Depreciation and amortization expense
408	Taxes other than income taxes
409	Income taxes
410	Prov for def income taxes
411	Prov for def income taxes - credit
411.5	Investment tax credit
426.1	Donations
426	Other deductions
427	Interest on long-term debt
430	Interest on debt to associate companies
431	Other interest expense

	Total expenses	0	0	0	0	0	0	0

Instructions: Indicate each department or service function. (See Instruction 01-3, General Structure of
Accounting System: Uniform System of Accounts.)

												25
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE XVII - EXPENSE DISTRIBUTION BY
DEPARTMENT OR SERVICE FUNCTION, CONTINUED

	Department or Service Function
Account
Number

920
921
922
923			This type of breakdown is
924			not applicable.
925
926
928
930.1
930.2
931
932
403
408
409
410
411
411.5
426.1
426.5
427
430
431

	0	0	0	0	0	0	0	0	0	0	0	0

26
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

Departmental Salary Expense
Name of Department		Included in Amounts Billed to			Personnel
Indicate each department or	Total	Parent	Other	Non-	at Close
service function.	Amount	Company	Associates	Associates	of Year

Not applicable.

	0	0	0	0	0

			27
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

Instructions: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
Provide a subtotal for each type of service.

From Whom Purchased	Address	Relationship*	Amount

Administrative and Engineering:
Allegheny Power Service Corp.	Greensburg, PA	A	59,697

Generation, Transmission & Distribution Services:
Pittsburgh Industrial Controls	Cranbry Twn, PA	NA	25,710
Clear Communications Group, Inc.	Hapeville, GA	NA	25,830
American Power Conversion	Hartford, CT	NA	29,954
Elco Electrical Co. Inc.	Ridgeway, PA	NA	34,681
Robert P. Sweeney	Boonesboro, MD	NA	39,456
Maroadi Transfer & Storage, Inc.	N. Versailles, PA	NA	41,038
Ciber	Pittsburgh, PA	NA	43,532
Fellows Search Inc.	Bronxville, NY	NA	45,000
Profiles Unlimited	Jefferson, WI	NA	46,250
Genosys Technology Management	New York, NY	NA	69,872
Synergy Real Estate Corp.	Pittsburgh, PA	NA	78,825
Global & National	Dallas, TX	NA	87,110
Keller & Heckman LLP	Washington,DC	NA	96,484
Virginia Transfomer Corp.	Roanoke, VA	NA	191,362
Beckwith Machine	Pittsburgh, PA	NA	239,367
Generac Power Systems Inc.	Chicago, IL	NA	389,641
GE Energy Products, Inc.	Houston, TX	NA	4,350,000
General Electric Co. Power Gener.	Schenectady NY	NA	2,138,750

Other			332,506

Grand Total			8,365,065

*A = associate, NA = nonassociate

28
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926

Instructions: Provide a listing of each pension plan and benefit program provided by the company. Such listing should be limited to $25,000.

Amount

Medical Insurance & Fees	169,608
Postretirement benefits other than pensions	33,999
Corporate Pension Plan	43,438
Savings Plan Expense	74,551
Moving Expense	100,000
'Miscellaneous (11)	51,597

Total	473,194

		29
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1

Instructions: Provide a listing of the amount included in
Account 930.1, "General Advertising Expenses", classifying
the items according to the nature of the advertising and as
defined in the account definition. If a particular class
includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the
aggregate amount applicable thereto.

Description	Name of Payee	Amount

Other Customer Information	Various	0

Total		0

30
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

MISCELLANEOUS GENERAL EXPENSE
ACCOUNT 930.2

Instructions: Provide a listing of the amount included in Account 930.2,
"Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the
Federal Election Campaign Act, as amended by Public Law 94-283 in 1976
(2 U.S.C. 441(b)(2)) shall be separately classified.

Description	Amount

Outside directors' fees and expenses	811

Service Company Misc. General Expenses	132

Research & Development	155,092

Financial Expenses	32,782

Miscellaneous	4,683

Total	193,500

31
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

RENTS
ACCOUNT 931

Instructions: Provide a listing of the amount included in Account 931,
"Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

Type of Property	Amount

EDP Equip.	79,434
Office Space	317,066
Office Furniture\Equip.	321
Communication Equip.	81,534
Other Rent	11,901

Total	490,256

32
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

Instructions: Provide an analysis of Account 408, "Taxes Other Than Income
Taxes". Separate the analysis into two groups: (1) other than U.S.
Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind of Tax	Amount

Other than U.S. Government taxes:

Capital Stock / Franchise Tax	235,348
State License Tax	5,215
'Other State & Local Tax	22,366
State Unemployment	15,425

Subtotal	278,354

U.S. Government taxes:

FICA	226,307
Federal Unemployment	3,264

Subtotal	229,571

Total	507,925

33
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

DONATIONS
ACCOUNT 426.1

Instructions: Provide a listing of the amount included in Account 426.1,
"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

Name of recipient	Purpose of Donation	Amount

Not applicable.

0

		34
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

OTHER DEDUCTIONS
ACCOUNT 426

Instructions: Provide a listing of the amount included in Account 426,
"Other Deductions", classifying such expenses according to their nature.

Description	Name of Payee	Amount

Civic & Political Activities		2,098
Miscellaneous		100

Total		2,198

35
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME

Instructions: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year.
Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Refer to Schedule XIV on page 19.

36
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

ORGANIZATIONAL CHART

Allegheny Ventures, Inc. has no employees - Allegheny Power Service
Corporation provides administrative and engineering services.

37
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

METHODS OF ALLOCATION

Allegheny Ventures, Inc. expenses are not allocated to associate companies.

38
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Allegheny Ventures, Inc. does not bill associate companies for use of holding company capital.

39
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of

1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Allegheny Ventures, Inc.
(Name of Reporting Company)

By:
(Signature of Signing Officer)

Thomas J. Kloc, Controller
(Printed Name and Title of Signing Officer)

April 24, 2001
(Date)